EXHIBIT-1

FOR IMMEDIATE RELEASE

Issued on behalf of Orbis Investment Management Limited

Orbis Makes its Case To Fellow Clayton Homes Shareholders To Vote Against Acquisition by Berkshire Hathaway

Orbis Cites Improving Market Conditions and Bargain Price as Reasons to Vote Against

HAMILTON, BERMUDA, July 1, 2003 – Orbis Investment Management Limited released today the following open letter to fellow Clayton Homes (NYSE: CMH) shareholders urging them to vote against Clayton Homes' proposed acquisition by Berkshire Hathaway (NYSE:BRK.A) (NYSE:BRK.B) at the special meeting scheduled for July 16, 2003 in Knoxville, TN.:

An Open Letter to Clayton Homes Shareholders from Orbis Investment Management Limited

July 1, 2003

Dear Clayton Homes Shareholder:

On April 1, 2003 Clayton Inc. ("Clayton") announced its intention to merge with a subsidiary of Berkshire Hathaway. We oppose this transaction and intend to vote our 5% holding in Clayton against the transaction at the special meeting scheduled for July 16, 2003 in Knoxville, Tennessee. We urge you -- our fellow shareholders -- to join us in opposing this transaction.

We believe that Clayton Homes is worth well over $12.50 per share and absent the proposed transaction would be trading at over $15.00 today. The Clayton Board proposes that you sell your Clayton stock at a price that is well below both the price it would otherwise trade at today and its long-term value.

- Current market indications support our view that Clayton stock would be trading well above $12.50 today were it not for the proposed transaction.
- The outlook for the manufactured housing industry is improving, coming off a cyclical trough.
- The Board's claim that it needs to sell the company to secure alternative financing sources is not supported by the facts.
- The Board adopted a flawed sale process and relied upon a fairness opinion from Morgan Keegan that significantly undervalued the company.

- The bottom of the cycle is the wrong time to be selling a great company in a highly cyclical industry. We believe in the long-term fundamentals of the manufactured housing industry and that Clayton is an outstanding company with a great future.
- Every vote from every Clayton shareholder can make a difference.

The Realities of the Market Indicate that $12.50 Per Share is Too Low

Since this transaction was announced, it has become increasingly clear that the Board's proposal to sell the company for $12.50 per share was an over-reaction to a severely depressed industry environment that was ripe for a classic cyclical recovery. In three short months, a number of significant market and industry factors have changed for the better. But Clayton shareholders have not benefited because the Board's approval of the sale of the company for $12.50 per share has capped the share price.

Orbis believes that developments since the merger bid was announced imply that Clayton stock would currently be trading well above the $12.50 bid price including:

- Clayton's share price has traded consistently above the $12.50 bid price since June 3, 2003, indicating that the market believes the stock would trade at a higher price should the merger not be completed.
- A recent manufactured housing communities transaction effectively valued Clayton's communities division at twice the value assigned in the Morgan Keegan fairness opinion[1]; while we estimate that the manufacturing and retail, finance and insurance segment comparables used in the fairness opinion have since risen in price by over 30% on average.
- US stock market valuations have risen substantially since the deal was announced, illustrating that share prices were artificially depressed during the time of the Iraq war when the merger price was agreed.

The Industry Environment is Improving

Orbis believes the substantially higher current market valuations of Clayton's competitors are not temporary but are sustainable and reflect a fundamentally improved industry environment.

- U.S. Bancorp, the eighth-largest financial services company in the US, announced on June 27 that it would begin offering financing for manufactured housing. Commenting on this news, a leading industry analyst said: "Signs that new…lender entrants are imminent should mute concern about weak expected near-term results and allow the market to

look with renewed confidence toward a more prospective 2004 and 25%+ [industry] shipment growth."[2]

- In Texas, the largest market for manufactured housing, a new law became effective on June 18 reversing legislation which had severely depressed manufactured housing shipments.
- Indications are that the overhang of repossessed homes, which crowd out new shipments, will evaporate in 2004.[2]

The Company Does Not Need to be Sold to Continue to Access Financing

The Board's claim that it needs to sell the company to secure sufficient financing to continue normal operations is not supported by the improved environment for manufactured housing financing as well as:

- Clayton's Vanderbilt subsidiary is the only remaining manufactured housing mortgage originator with access to the securitization markets. That is due to its loans performing well despite an extremely adverse lending environment. Far from being a sign that Vanderbilt's access to financing may dry up, we believe this only reinforces the strength of their lending practices and therefore continued access to the securitization markets.
- Vanderbilt was able to securitize a $392 million pool in November of last year while Oakwood Homes, a major competitor, was in bankruptcy and Conseco, the largest manufactured housing lender, was experiencing serious financial difficulties that ultimately led to it filing for Chapter 11 bankruptcy protection weeks later. Vanderbilt also securitized a further $290 million pool in February of this year.

The Merger Process and Fairness Opinion are Flawed

Orbis believes that the onerous terms agreed to by Clayton's Board with Berkshire Hathaway effectively prevented the testing of the merger price in the market by dissuading other potential suitors from coming forward. In particular, the terms precluded Clayton's management from contacting other potential purchasers.

We agree with the statement issued June 30 by our fellow shareholder Third Avenue Management LLC that the assumptions used by Morgan Keegan in the fairness opinion are flawed and substantially undervalue Clayton's true worth. Further evidence of this is provided by:

- The announcement on May 29 of the acquisition of Chateau Communities, Inc. (NYSE: CPJ), an owner and operator of manufactured home communities in the

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U.S. by Hometown America L.L.C. This transaction implies a valuation for Clayton's communities division of $4.00-$5.00 per share.[1] Morgan Keegan, in its fairness opinion rendered in late March, assigned a valuation range for this division of Clayton of only $1.91-$2.54 per share.

Clayton Homes is a Great Company

Clayton has grown shareholders' equity at a rate of 19.5% annually over the past 20 years based on an innovative and demonstrably superior business model that others have failed to emulate. As a result, during the current industry downturn a number of Clayton's largest competitors have filed for bankruptcy protection and all have been forced to reduce manufacturing capacity and retail outlets. Against this backdrop of dramatic industry capacity reductions, Clayton's operations have remained intact and profitable allowing the company to grow market share from 7.5% to over 11.5%. We believe Clayton is therefore in an ideal position to benefit from earnings growth and increased market share when the industry's cyclical recovery begins.

"Clayton Homes is far and away the premier company in the Manufactured Housing Industry with high quality products and outstanding leadership and personnel. By retaining discipline, Clayton Homes is the lone tower of strength in an industry battered in recent years by the consequences of lax financing practices."

Warren Buffett, CEO, Berkshire Hathaway [3]

In summary, the Board proposes you sell your Clayton stock at a price that is well below both the price it would otherwise trade at today and its long-term value. In recommending the merger, they have relied on a fairness opinion that is flawed and has since been shown to significantly underestimate the value of the company. The Board's position that the company has no choice other than to sell itself at a time when industry valuations are severely depressed is unsubstantiated by market realities. On the contrary, there is mounting evidence that financing for manufactured housing is becoming more available and the industry is on the cusp of a strong cyclical recovery.

Your Vote Can Make a Difference

Orbis Funds have been Clayton shareholders for more than four years. We believe the company has terrific growth prospects and is worth well more than $12.50 per share. To protect the value of your investment, we urge you to join us in voting against this transaction at the July 16th meeting.

Sincerely,

/s/ William Gray

William Gray
President
Orbis Investment Management Limited

[1] BB&T Capital Markets report, 6/20/03
[2] BB&T Capital Markets report, 6/30/03
[3] Press release: "Clayton Homes, Inc. To Be Acquired by Berkshire Hathaway, Inc." 04/01/03

Permission to use quotations neither sought nor received

About Orbis
Orbis Investment Management Ltd. is an investment management firm with more than $2 billion under management. Orbis serves investors around the world through a broad range of award winning equity mutual funds as well as a number of alternative investment products. Its AAA rated flagship fund, the Orbis Global Equity Fund, was recently recognized by Standard & Poor's as the top performing global equity fund in its sector for the ten year period ended December 31, 2002. For additional information about Orbis, visit www.orbisfunds.com.
Contacts:

Joele Frank / Ellen Barry
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449

Shareholders contact:
Alan Miller
Innisfree M&A Incorporated
(212) 750-5833.